UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value  $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Robert Saperstein
330 Madison Avenue
New York, NY 10017
(212) 901-9402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 12 Pages)

CUSIP No. 25272T 104	SCHEDULE 13D	Page 2 of 12
1	NAMES OF REPORTING PERSONS Guggenheim Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,338,566 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,338,566 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,338,566 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (2)
14	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)	Based on 75,447,688 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D.

CUSIP No. 25272T 104	SCHEDULE 13D	Page 3 of 12
1	NAMES OF REPORTING PERSONS Guggenheim Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,338,566 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,338,566 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,338,566 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (2)
14	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)	Based on 75,447,688 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D.

CUSIP No. 25272T 104	SCHEDULE 13D	Page 4 of 12
1	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,338,566 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,338,566 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,338,566 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (2)
14	TYPE OF REPORTING PERSON OO, HC

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)	Based on 75,447,688 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D.

CUSIP No. 25272T 104	SCHEDULE 13D	Page 5 of 12
1	NAMES OF REPORTING PERSONS Guggenheim Partners Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,338,566 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,338,566 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,338,566 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 4,535,426 shares of common stock which 1818 Partners, LLC may acquire from DRP Holdco, LLC upon exercise of a fully-exercisable call option.

(2)	Based on 75,447,688 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common  Stock”), of Diamond Resorts International, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135.

Item 2.	Identity and Background

This statement relates to shares of Common Stock held directly by DRP Holdco, LLC (“DRPH”).  These shares of Common Stock may be deemed to be beneficially owned by the following, each of whom is a Reporting Person: Guggenheim Partners Investment Management, LLC (“GPIM”), which, via its relationship with the managing members of DRPH, whose unanimous consent is required for decisions regarding assets held by DRPH and who have granted full investment discretion and voting authority to GPIM over their units in DRPH, exercises complete voting and dispositive power over the shares of Common Stock held by DRPH; Guggenheim Partners Investment Management Holdings, LLC (“GPIMH”), as majority owner of GPIM; Guggenheim Partners, LLC (“Guggenheim Partners”), as majority indirect owner of GPIMH; and Guggenheim Capital, LLC (“Guggenheim Capital”), as the majority owner of Guggenheim Partners, LLC.  Each of the Reporting Persons is a Delaware limited liability company.

The principal business address of GPIM is 100 Wilshire Boulevard, 5th Floor, Santa Monica, California, 90401.  The principal business address of each of GPIMH, Guggenheim Partners and Guggenheim Capital is 227 West Monroe Street, Chicago, Illinois 60606.

DRPH is a single purpose entity formed to acquire equity in a predecessor of the Issuer.  GPIM is an institutional investment manager.  GPIMH is a holding company over GPIM.  Guggenheim Partners is a global financial services firm.  Guggenheim Capital is a holding company over Guggenheim Partners.

None of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is deemed to be a member of a “group,” as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-5 promulgated thereunder, as a result of DRPH being party to the Stockholders Agreement (as defined herein), as more fully described in Items 4 and 5 hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 24, 2013, the Issuer closed the initial public offering (the "IPO") of an aggregate of 17,825,000 shares of Common Stock at the IPO price of $14.00 per share.  In the IPO, the Issuer sold 16,100,000 shares of Common Stock, and Cloobeck Diamond Parent, LLC (“CDP”), in its capacity as a selling stockholder, sold 1,725,000 shares of Common Stock.

Pursuant to an Exchange Agreement, dated as of July 17, 2013 (the “Exchange Agreement”), by and among the Issuer, Diamond Resorts Parent, LLC (“Diamond LLC”) and the members of Diamond LLC party thereto, in connection with, and immediately prior to the closing of, the IPO, (i) the holders of Class A common units of Diamond LLC contributed all of their Class A common units of Diamond LLC to the Issuer in return for an aggregate of 53,697,402 shares of Common Stock, and (ii) the holders of Class B common units of Diamond LLC contributed all of their Class B common units of Diamond LLC to the Issuer in return for an aggregate of 360,465 shares of Common Stock (collectively, the “Exchange”).  Immediately following the consummation of the Exchange, Diamond LLC was merged with and into the Issuer, with the Issuer remaining as the surviving entity.

Immediately prior to the Exchange, DRPH held 293.05 Class A common units of Diamond LLC.  Upon consummation of the Exchange, DRPH received 11,338,566 shares of Common Stock in exchange for such Class A common units.

In connection with the closing of the IPO, an existing call option held by 1818 Partners, LLC, representing the right to purchase Class A common units in Diamond LLC from DRPH, was converted, pursuant to the terms of such call option, into a call option to purchase 4,535,426 shares of Common Stock from DRPH (the “DRPH Call Option”).

The summaries contained herein of the Exchange Agreement and the DRPH Call Option do not purport to be complete and are qualified in their entirety by reference to the full text of such documents (or in the case of the Exchange Agreement, the form of such document), which are filed as Exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The disclosure set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

In connection with the closing of the IPO, DRPH has entered into a Stockholders’ Agreement, dated as of July 17, 2013 (the “Stockholders Agreement”), with other individuals and entities who are now stockholders of the Issuer.  The Stockholders Agreement covers an aggregate of 40,119,261 shares of Common Stock, representing approximately 53.2% of the outstanding Common Stock.  In addition, CDP, which beneficially owns an aggregate of approximately 22.0% of the Common Stock, and DRPH, both of which are parties to the Stockholders Agreement, entered into a Director Designation Agreement, dated as of July 17, 2013 (the “Director Designation Agreement”), with the Issuer.

Pursuant to the Director Designation Agreement, (i) CDP has the right to designate up to two of the Issuer’s directors, for so long as CDP and its affiliates, collectively, own at least ten percent (10%) of the issued and outstanding shares of Common Stock, and (ii) DRPH has the right to designate up to two of the Issuer’s directors, for so long as DRPH and its affiliates, collectively, own at least ten percent (10%) of the issued and outstanding shares of Common Stock, provided that, in each case, if the board of directors of the Issuer (the “Board”) determines in good faith, after consultation with outside legal counsel, that the nomination of any such designee would constitute a breach of its fiduciary duties to the Issuer’s stockholders, CDP or DRPH, as applicable, must designate another individual (who will also be subject to the same determination by the Board).  Pursuant to the Director Designation Agreement, DRPH designated Mr. B. Scott Minerd (“Mr. Minerd”),  Global Chief Investment Officer of GPIM and a Managing Partner of Guggenheim Partners, and Mr. Zachary D. Warren (“Mr. Warren”), a Senior Managing Director of Guggenheim Partners, to serve as directors on the Issuer’s Board.

Pursuant to the Stockholders Agreement, each of the parties thereto has agreed to cause the shares of Common Stock held by such party to be voted, at any meeting of stockholders of the Issuer called for such purpose, for the individuals nominated by the Board for election to the Board (including those nominees selected by CDP and DRPH pursuant to the Director Designation Agreement). Each of the parties to the Stockholders Agreement has agreed to appoint Stephen J. Cloobeck and David F. Palmer (“Mr. Palmer”) as their proxies and attorneys-in-fact to vote their shares of Common Stock in the event that they fail to vote in accordance with the provisions of the Stockholders Agreement.  In addition, in the event that any party to the Stockholders Agreement transfers any shares of Common Stock to an affiliate, another party to the Stockholders Agreement or an affiliate of another party to the Stockholders Agreement, the transferee will be required to sign a binding joinder to the Stockholders Agreement.

As a result of the Stockholders Agreement, the parties thereto are deemed to constitute a “group,” for purposes of the Exchange Act, that holds more than 50% of the Common Stock, and the Issuer has indicated that it will therefore qualify as a “controlled company” under the corporate governance rules of the New York Stock Exchange.

In connection with the closing of the IPO, (i) certain parties to the Stockholders Agreement purchased shares of Common Stock in the IPO pursuant to the directed share program established by the underwriters for the IPO, (ii) each member of the Board who is not an officer or employee of the Issuer, or the Chairman or Vice Chairman of the Board (each such individual, including Mr. Minerd and Mr. Warren, a “Non-Officer Director”), was granted shares of restricted common stock for service on the Board, pursuant to the Issuer’s 2013 Incentive Compensation Plan, and (iii) each Non-Officer Director received shares of fully vested Common Stock in lieu of the cash retainer to which such Non-Officer Director was otherwise entitled, pursuant to the Non-Officer Director Share Accumulation Program adopted as part of the Issuer’s 2013 Incentive Compensation Plan.  Pursuant to the Non-Officer Director Share Accumulation Program, each Non-Officer Director is  entitled to elect to utilize all or a portion of his annual retainer fee to acquire shares of Common Stock.

The transactions contemplated by the Stockholders Agreement and the Director Designation Agreement may result in certain actions specified in Items 4(a) through (j) of Schedule 13D, including changes in the Board.  In their capacities as directors on the Issuer’s Board, Mr. Minerd and Mr. Warren are and will be significantly involved in the affairs of the Issuer and as directors could take or support actions that relate to or would result in the matters set forth in Items 4(b) through (j) of Schedule 13D.  Furthermore, as stockholders of the Issuer, on an ongoing basis, the Reporting Persons will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.  Except as otherwise provided herein, the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The summaries contained herein of the 2013 Incentive Compensation Plan, the Stockholders Agreement and the Director Designation Agreement and do not purport to be complete and are qualified in their entirety by reference to the full text of such documents (or in the cases of the Stockholders Agreement and the Director Designation Agreement, the forms of such documents), which are included as Exhibits 3, 4 and 5, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)  The Reporting Persons may be deemed to beneficially own, in the aggregate, 11,338,566 shares of Common Stock, representing approximately 15.0% of the Issuer’s outstanding Common Stock (based on 75,447,688 shares of Common Stock outstanding).

(b)  The Reporting persons have shared voting power and shared dispositive power with regard to the 11,338,566 shares of Common Stock reported in this Schedule 13D.

The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent disclosed in this Schedule 13D. Each of the Reporting Persons is deemed to be a member of a “group” for purposes of the Exchange Act with the other parties to the Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent disclosed in this Schedule 13D.

(c)  No transactions in the Common Stock have been effected by any of the Reporting Persons within the past 60 days, except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by reference.

(d)  DRPH, acting through the unanimous consent of its members, currently has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 11,338,566 shares of Common Stock reported in this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The responses set forth in Items 3 and 4 of this Schedule 13D are hereby incorporated by reference.

Pursuant to a Guaranty entered into by Chautauqua Management, LLC (the “CML Guaranty”), 401,619 shares of the Common Stock held by Chautauqua Management, LLC have been pledged to Guggenheim Corporate Funding, LLC, an indirect wholly-owned subsidiary of Guggenheim Partners, as Collateral Agent, for the benefit of the lenders, to secure loans to Mr. Palmer.  In the event of a foreclosure or similar proceeding upon a default by Mr. Palmer under such loans, such shares of Common Stock would be transferred to Guggenheim Corporate Funding, LLC, as agent for the lenders.

Pursuant to a Guaranty entered into by Best Amigos Partners, LLC (the “BAP Guaranty”), 421,880 shares of the Common Stock held by Best Amigos Partners, LLC have been pledged to Guggenheim Corporate Funding, LLC, as Collateral Agent, for the benefit of the lenders, to secure loans to Lowell D. Kraff (“Mr. Kraff”).  In the event of a foreclosure or similar proceeding upon a default by Mr. Kraff under such loans, such shares of Common Stock would be transferred to Guggenheim Corporate Funding, LLC, as agent for the lenders.

Pursuant to a Guaranty entered into by Trivergance Diamond Sub, LLC (the “Trivergance Guaranty”), any and all equity interests of Diamond LLC held by Trivergance Diamond Sub, LLC have been pledged to Guggenheim Corporate Funding, LLC, as Collateral Agent, for the benefit of the lenders, to secure loans to Trivergance Diamond Holdings, LLC.  Upon conversion of the Diamond LLC common units into shares of Common Stock pursuant to the Exchange Agreement, in the event of a foreclosure or similar proceeding upon a default by Trivergance Diamond Holdings, LLC under such loans, currently, 490,687 shares of Common Stock would be transferred to Guggenheim Corporate Funding, LLC, as agent for the lenders.

Pursuant to a Guaranty entered into by LDK Holdco, LLC (the “LDK Guaranty”), 2.656 common units of Diamond LLC held by LDK Holdco, LLC have been pledged to Guggenheim Corporate Funding, LLC, as Collateral Agent, for the benefit of the lenders, to secure loans to Mr. Kraff.  Upon conversion of the Diamond LLC common units into shares of Common Stock pursuant to the Exchange Agreement, in the event of a foreclosure or similar proceeding upon a default by Mr. Kraff under such loans, 102,765 shares of Common Stock would be transferred to Guggenheim Corporate Funding, LLC, as agent for the lenders.

Each of the Issuer’s officers, directors and principal stockholders (including DRPH) has executed a Lock-Up Agreement (each, a “Lock-Up Agreement” and, collectively, the “Lock-Up Agreements”).  Each of the Lock-Up Agreements provides that the party thereto will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 180 days after July 18, 2013 (which 180-day period is subject to extension under certain specified conditions).

DRPH is party to that certain Second Amended and Restated Registration Rights Agreement, dated as of July 21, 2011 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to provide to DRPH, stockholders related to Wellington Management Company, LLP and stockholders related to Silver Rock Financial LLC (collectively, the “Demand Rights Investors”) certain demand registration rights that entitle the Demand Rights Investors (subject to certain minimum thresholds for ownership of Common Stock, limitations on the number of demand registrations that can be requested and customary cutbacks) to require that the Issuer register all or part of the shares of Common Stock held by the Demand Rights Investors.  In addition, pursuant to the Registration Rights Agreement, the Issuer has agreed to provide to the parties thereto, including DRPH, certain piggyback registration rights with respect to the Common Stock, subject to customary cutbacks.

Descriptions and summaries of the CML Guaranty, BAP Guaranty, Trivergance Guaranty, LDK Guaranty, the Lock-Up Agreements and the Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents (or in the case of the Lock-Up Agreements, the form of such document), which are included as Exhibits 6, 7, 8, 9, 10 and 11, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.	Form of Exchange Agreement (incorporated by reference to Exhibit 10.42 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)
2.	Call Option Agreement, effective as of July 21, 2011, by and among DRP Holdco, LLC, 1818 Partners, LLC and, solely for the purposes set forth in Sections 7, 8 and 9 thereof, Diamond Resorts Parent, LLC*
3.	Diamond Resorts International, Inc. 2013 Incentive Compensation Plan (incorporated by reference to Exhibit 10.48 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)
4.	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.45 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)
5.	Form of Director Designation Agreement (incorporated by reference to Exhibit 10.44 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)
6.	Chautauqua Management, LLC Guaranty, dated as of July 18, 2013*
7.	Best Amigos Partners, LLC Guaranty, dated as of July 18, 2013*
8.	Trivergance Diamond Sub, LLC Guaranty, dated as of December 12, 2011*
9.	LDK Holdco, LLC Guaranty, dated as of December 12, 2011*
10.	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)
11.	Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.6 to Diamond Resorts Corporation’s Current Report on Form 8-K filed by the Issuer on July 26, 2011)
12.	Joint Filing Agreement of the Reporting Persons*

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 5, 2013

GUGGENHEIM CAPITAL, LLC
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Managing Director

GUGGENHEIM PARTNERS, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Managing Director

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT HOLDINGS, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Managing Director

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC
By:	Guggenheim Capital, LLC, parent company
By:	/s/ Robert Saperstein
Name:	Robert Saperstein
Title:	Managing Director